Exhibit T3A.8

Amended on January 19th 2007 for the 13th time

(English translation, for reference only)

ARTICLES OF INCORPORATION

OF

UTAC (TAIWAN) CORPORATION

SECTION I	GENERAL PROVISIONS

Article 1	The Company is incorporated under the “company limited by shares” relevant provisions of the Company Act, with Chinese name of in Chinese and English name of “UTAC (Taiwan) Corporation”.

Article 2

The scope of business of the Company shall be as follows:

1.      IZ99990 Other Commercial and Industrial Service Industry (VLSI Testing)

2.      F119010 Electronic Material Wholesale Industry (Operation limits to outside of Science Park)

3.      F219010 Electronic Material Retail Industry (Operation limits to outside of Science Park)

4.      F401010 International Trade Industry

5.      CC01080 Electronic Component Manufacturing Industry

(1)    Research, Develop, Manufacture and Sales of products stated below:

a.      VLSI ATE Systems and Peripherals

b.      High Frequency Vertical Probe Cards.

c.      VLSI Test Service and ATE Programming

Research and Manufacture Chip Scale and Flip Chip Packaging.

Article 3	The Company shall have its head-office in Hsinchu Science Park, R.O.C. and, if necessary and subject to the resolution of the board of directors and approval of the competent authority, may set up branches in and out of this country.

Article 4	(Deleted)

SECTION II	SHARES

Article 5	The authorized capital of the Company shall be five billion two-hundred-and-seventy-two million New Taiwan Dollars, divided into five hundred twenty-seven million and two-hundred thousand shares (including twenty-seven million and two-hundred thousand shares for employee stock option), at a par value of ten New Taiwan Dollars per share, and the board of directors is authorized to issue the shares in installments.

Amended on January 19th 2007 for the 13th time

Article 5-1	The Company may conduct the business of cross guarantee between and among business of same industry pursuant to the regulations of the government. The total amount of the Company’s reinvestment to other company as a limited liability shareholder is exempted from the restriction set forth in the Article 13 of the Company Act. The total amount of long-term and short-term investments shall not exceed the net value of the Company.

Article 6

The share certificate of the Company shall all be name-bearing share certificates and shall be affixed with the seals or by signature of at least three (3) directors of the Company, and issued after being duly authenticated pursuant to the laws.

The Company may issue shares without printing share certificate(s).

Article 7	(Deleted)

Article 8	The transfer of shares, the creation of rights, the register of loss of the share certificate, the inheritance, the gift, the change of address, the register of loss or change of seal or other share registration relevant matters shall be handled in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies unless otherwise provided under other laws.

Article 9	(Deleted)

Article 10	The transfer of shares shall not be registered within thirty (30) days prior to the date of the annual general shareholders’ meeting, fifteen (15) days prior to the date of the extraordinary general shareholders’ meeting, and/or within five (5) days prior to the record date for distribution of dividends, bonus or other benefits.

SECTION III	SHAREHOLDERS’ MEETING

Article 11

Shareholders’ meeting shall be of two types:

1.     Annual general shareholders’ meeting, which shall be convened by the board of directors in accordance with the laws within six (6) months after the close of each fiscal year unless otherwise approved by the competent authority with a due cause.

2.     Extraordinary general shareholders’ meeting, which shall be convened in accordance with the laws whenever necessary.

Article 12	Notices of the meeting shall be sent to each shareholder at least twenty (20) days in advance, in case of annual general shareholders’ meetings, and at least ten (10) days in advance, in case of extraordinary general shareholders’ meetings.

Article 13	Unless otherwise provided under the Company Act, a shareholders’ resolution shall be adopted by a majority vote of the shareholders at a general meeting attended by shareholders holding majority of the total issued and outstanding shares. If no shareholder raises any objection after inquiries by the chairman, the resolution shall be deemed adopted with the same effect as vote by poll.

Article 14	A shareholder shall have one vote for each share held by him/her/it.

Amended on January 19th 2007 for the 13th time

Article 15	In case a shareholder is unable to attend a shareholders’ meeting in person, such shareholder may issue a proxy in the form printed by the Company, setting forth the scope of authorization and designating the proxy to attend the meeting on his/her/its behalf in accordance with Article 177 of the Company Act.

Article 16	For a shareholders’ meeting convened by the board of directors, the chairman shall be determined in accordance with the section 3, Article 208 of the Company Act. For a shareholders’ meeting convened by any person other than the board of directors but with the authority to convene the meeting, such person shall act as the chairman; provided, however, that if there are two or more persons with the authority to convene the meeting, the chairman shall be elected from among themselves.

Article 17	The resolutions of the shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or affixed the seal by the chairman of the meeting and delivered to all shareholders within twenty (20) days after the meeting. For the shareholders who hold less than one thousand (1,000) name-bearing shares, the foregoing delivery of the minutes may be substituted by the public notice. The meeting minutes, together with the attendance list and proxy, shall be filed and kept at the Company in accordance with Article 183 of the Company Act.

Article 17-1	In case a corporate shareholder is the sole shareholder of the Company, the power of the shareholders’ meeting shall be performed by the board of directors and the shareholders’ meeting relevant provisions under this Articles of Incorporation shall be inapplicable. Such corporate shareholder is entitled to designate its representatives to be the directors or the supervisor of the Company and may at any time change and designate another representative who will act such position till the end of the remaining term of office of the predecessor.

SECTION IV	DIRECTORS AND THE BOARD OF DIRECTORS

Article 18

The Company shall have three (3) directors to be elected from the person with legal capacity or be designated by the sole corporate shareholder.

After such election, the Company may purchase liability insurance for the directors after the board of directors so resolve.

The board of directors are composed of the directors with the authorities and responsibilities as follows:

1.      prepare the business plan;

2.      submit the proposal of earning distribution or loss recovery plan;

3.      submit the proposal of capital increase or decrease;

4.      draft the important rules and contracts;

5.      appoint and discharge the general manager and manager of the Company;

6.      prepare and finalize the budget and the final accounting; and

Amended on January 19th 2007 for the 13th time

7.     the execution of other corporate business, which shall be effected in accordance with the resolution of the board of directors except for the matters which shall be adopted by the resolution of the shareholders’ meeting as provided under the Company Act or the Articles of Incorporation.

Article 19	The directors shall serve a term of three (3) years and may be re-elected.

Article 20

The Chairman and vice Chairman of the board of directors shall be elected from among the directors and shall externally represent the Company. The Chairman and vice Chairman shall handle the regular daily matters of the Company in accordance with the authorization of the board of directors and shareholders’ meeting; provided that the following matters shall not be conducted without the prior approval of the board of directors:

1.      Convocation of the shareholders’ meeting and the purpose of the convocation;

2.      The enactment of business rules of the Company;

3.      The resolution of issuing the new shares;

4.      The adoption of the periodical or long-term management plans and annual budget and final accounting;

5.      The change of the business scope;

6.      Borrowing a loan or increase of the borrowing amount within the existing facility;

7.      The creation of mortgage on or transfer of the Company’s properties for a borrowing;

8.      The purchase or lease of any single property in the amount of more than fifty million dollars in any semi-annual plan; or any change of the semi-annual plan;

9.      The plan of earning distribution;

10.    The appointment of the CPA;

11.    (Deleted)

12.    The establishment of the branch office or the investment of another company;

13.    Other important matters which will affect the property operation or policy of the Company.

Article 21	The board of directors shall be convened by the Chairman. The first board meeting of each term of board of directors shall be convened within fifteen (15) days after the re-election, however, in the case that the directors are elected before the expiration of the term of the predecessor directors, such first board meeting shall be convened within fifteen (15) days after the expiration of the term of the predecessor directors. A notice indicated the purpose(s) for the meeting shall be given to each director and supervisor at least seven (7) days prior to the scheduled meeting date. However, in the case of urgency, the meeting may be convened at any time.

Amended on January 19th 2007 for the 13th time

Article 22	The Chairman shall be the chairman of the board of directors. In case the Chairman of the board of directors is on leave or unable to perform his/her duties for cause, the Article 208 of the Company Act shall apply.

Article 23	The resolution of the board of directors shall be adopted by a majority of the directors present at a meeting attended by the majority of the directors.

Article 24

The director may issue a proxy specifying the scope of the authorized powers to authorize another director to attend the meeting on the director’s behalf, provided that a director may represent only one other director at a meeting.

The meeting of the board of directors may be held by means of video conference. The director who attends the meeting by means of video conference shall be deemed to have attended the meeting in person.

SECTION V	SUPERVISOR

Article 25	The Company shall have one (1) supervisor to be elected from the person with legal capacity or be designated by the sole corporate shareholder. After such election, the Company may purchase liability insurance for the supervisor after the board of directors so resolve.

Article 26	The supervisor shall serve a term of three (3) years and may be re-elected.

Article 27

The authorities and responsibilities of the supervisor are as follows:

1.      Supervise the execution of the Company’s business;

2.      Exam the accounting books and documents;

3.      Inspect the business and financial condition of the Company;

4.     Other authorities and responsibilities provided under by the Company Act. The supervisor may inspect the business and financial condition of the Company at any time, exam the accounting records and annual statement and require the board of directors to submit a report. The supervisor may engage a CPA to review when the supervisor conducts the foregoing matter and the Company shall bear the costs.

The supervisor may attend the meeting of the board of directors without having the voting rights, only to state his/her opinions.

SECTION VI	PERSONNEL

Article 28	(Deleted)

Article 29	The Company may commission managers. The appointment, discharge and remuneration thereof shall be in accordance with Article 29 of the Company Act.

Amended on January 19th 2007 for the 13th time

SECTION VII	ACCOUNTING

Article 30	After the close of each fiscal year, the board of directors shall prepare the following documents and submit the same to the supervisor for examination on or before thirty (30) days prior to the annual general shareholders’ meeting and then submit the reports made by the supervisor to the annual general shareholders’ meeting for acceptance: (1) the business report, (2) the financial statements and (3) the proposal of earning distribution or loss recovery.

Article 31	The current year’s earnings, if any, shall first be used to pay the profit-seeking enterprise income tax and recover prior years’ accumulated losses and then set aside 10% as legal reserve. The remaining earnings may be appropriated to shareholders according to the distribution plan proposed by the board of directors and approved by the shareholders’ meeting and the employees’ bonus shall be one ten thousandth (0.01%). When the legal reserve amounts to the total paid-in capital, the shareholders may resolve not to set aside the legal reserve.

SECTION VIII	SUPPLEMENTARY PROVISIONS

Article 32	The Company’s organizational charters and the execution rules shall be determined by the board of directors separately.

Article 33	In regard to all matters not provided for in these Articles of Incorporation, the Company Act or other laws and regulations shall govern.

Article 34	These Articles of Incorporation were enacted on May 22, 1995 by the approval of all the promoters of the Company at the promoters’ meeting, as amended on May 8, 1996 for the first time, on November 13, 1996 for the second time, on June 5, 1997 for the third time, on June 12, 1998 for the fourth time, on May 31, 1999 for the fifth time, on June 1, 2000 for the sixth time, on June 27, 2001 for the seventh time, on June 28, 2002 for the eighth time, on October 7, 2002 for the ninth time, on October 7, 2002 for the tenth time, on June 30, 2004 for the eleventh time, on March 31, 2005 for the twelfth time, and on January 19, 2007 for the thirteenth time.